FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 20, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒       Form 40-F       ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐   No   ☒

MTS INCREASES ITS OWNERSHIP
IN SIBERIAN CELLULAR SYSTEMS TO 81%

Moscow, Russian Federation – November 20, 2003 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), Russia’s largest mobile phone operator in terms of subscribers, has acquired an additional 30% of Siberian Cellular Systems – 900.  As a result of this transaction, MTS’ ownership in the company increases to 81%.

In line with its strategy of consolidating minority holdings, MTS has acquired a 30% stake in Siberian Cellular Systems – 900 (SCS-900) from OJSC Sibirtelecom for $28.6 million.

MTS has owned a controlling 51% stake in SCS-900 through its 100%-owned subsidiary Telecom 900 since August 2001.  As a result of today’s transaction, MTS’ effective ownership in SCS-900 increases to 81%.

SCS-900 provides GSM 900 services under MTS’ brand in the Novosibirsk region (population of 2.7 million) and the Republic of Altay (population of 202,000) located in the Siberian part of Russia.  The company’s subscriber base as of November 16, 2003 was approximately 422,000.

The company’s net revenue for the first six months of 2003 was $28.7 million, operating income was $13.7 million(1), and net income was $9.7 million. ARPU for the same period was $14.3.

According to independent market research agency AC&M-Consulting, mobile penetration in the Novosibirsk region as of September 30, 2003 was at 24% and SCS-900’s market share at approximately 60%.

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For further information contact:

Mobile TeleSystems, Moscow
Investor and Public Relations	tel: +7095 911 6553
Andrey Braginski	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (or “MTS”) is the largest mobile phone operator in Russia in terms of subscribers. Together with its subsidiaries, the company services over 15 million subscribers. The regions of Russia as well as in Belarus and Ukraine in which MTS and its subsidiaries are licensed to provide GSM services have a total population of approximately 186.3 million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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These materials are not an offer for sale of any securities of MTS in the United States. Securities of MTS may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended.

(1)     Depreciation and amortization charges for the first six months of 2003 were $3.6 million.

This communication is not an offer to any person in the United Kingdom, or an invitation to any person in the United Kingdom to make offers, to purchase any securities. This communication is directed only at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”) and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”).  Any investment activity to which this communication relates will only be available to and will only be engaged with, relevant persons.  Any person who is not a relevant person should not act or rely on this document or any of its contents. Stabilization/FSA.

This press release is not a public offer or advertisement of securities in the Russian Federation, and is not an offer, or an invitation to make offers, to purchase any securities in the Russian Federation.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Vassily Sidorov
		Name:	Vassily Sidorov
		Title:	Acting President/CEO

Date: November 20, 2003